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                             June 16, 2022

       Zhou Hongxiao
       Chief Executive Officer
       Longduoduo Company Limited
       419, Floor 4, Comprehensive Building,
       Second Light Hospital, Ordos Street,
       Yuquan District, Hohhot,
       Inner Mongolia, China

                                                        Re: Longduoduo Company
Limited
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed June 8, 2022
                                                            File No. 333-260951

       Dear Mr. Hongxiao:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 3, 2022, letter.

       Amendment No. 3 to Registration Statement on Form S-1 filed June 8, 2022

       Plan of Operations
       Results of Operations
       Nine months Ended March 31, 2022 Compared to Nine months Ended March 31, 2021, page 30

   1. We note that advertising and promotion expenses in the nine months ended March 31,
                                                        2022 of $1,068,860
decreased from the amount disclosed in the prior amendment for the six months ended
December 31, 2022 of $6,641,527. You separately break out stock-
                                                        based compensation on
the face of the Statement of Operations. If the nature of the stock-
                                                        based compensation
relates to selling, general and administrative expense, please revise to
 Zhou Hongxiao
Longduoduo Company Limited
June 16, 2022
Page 2
      include the amount in the selling, general and administrative expense line item on the
      Statement of Operations pursuant to Staff Accounting Bulletin 14:F. Otherwise, please advise.
       You may contact Tracie Mariner at (202) 551-3744 or Mary Mast at (202) 551-3613 if
you have questions regarding comments on the financial statements and related matters. Please contact Gary Guttenberg at (202) 551-6477 or Tim Buchmiller at (202) 551-3635 with any other questions.



                                                          Sincerely,
FirstName LastNameZhou Hongxiao
                                                          Division of
Corporation Finance
Comapany NameLongduoduo Company Limited
                                                          Office of Life
Sciences
June 16, 2022 Page 2
cc:       Jenny Chen-Drake, Esq.
FirstName LastName